Filed Pursuant to Rule 433
Registration No. 333-228471
February 21, 2020

The following information is a Summary of Material Modifications/Notice of Changes relating to certain investment options under the LNL Agents’ 401(k) Savings Plan (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at LincolnFinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

The State Street Target Retirement Fund options offered in the Plan are changing as follows:

1. State Street Target Retirement 2015 Fund/State Street Target Retirement Income Fund:

Effective March 24, 2020, the Target Retirement 2015 Fund – Class W ("2015 Fund") will merge into and become part of the Target Retirement Income Fund – Class W ("Income Fund").  The Income Fund, designed for those participants who are in retirement, does not evolve its mix of stocks and bonds.  As such, it has the lowest exposure to stocks compared to other State Street Target Retirement Funds.

The 2015 Fund was designed to evolve to reduce its exposure to stocks until its mix of investments matched the Income Fund (i.e., they eventually would have the same asset allocation).  Because the 2015 Fund now mirrors the Income Fund, the 2015 Fund is being merged into the Income Fund.

Any asset balances you have in, or contribution elections going to, the 2015 Fund will automatically map (or transfer) after close of business on March 23, 2020 to the Income Fund so you do not need to take any action.  Beginning March 24, 2020, you will no longer see the 2015 Fund in your account; instead you will see the Income Fund.

Removing:		Existing fund that assets and contribution elections will be mapped to:
85744W374	State Street Target Retirement 2015 Fund – Class W	85744W267	State Street Target Retirement Income Fund – Class W

Removed Fund Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
State Street Target Retirement 2015 Fund Class W (85744W374)	0.10%	$1.00	0.10%	$1.00	13.70%	4.92%	7.21%	9/30/2009
Mapped Fund Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
State Street Target Retirement Income Fund Class W (85744W267)	0.10%	$1.00	0.10%	$1.00	13.23%	4.48%	5.52%	6/30/2009
Average annual returns provided are representative of performance as of December 31, 2019.

If you do not wish for an automatic mapping of these assets, please keep in mind that you can change your investment elections on your own at any time.  If you have assets in the 2015 Fund, you can transfer the balance of that fund to any alternative funds available under the Plan by initiating a transfer prior to 4:00 p.m. Eastern Time on March 23, 2020.  In addition, you can change your future contribution election for the 2015 Fund prior to

4:00 p.m. Eastern Time on March 23, 2020.  Please log on to your account at LincolnFinancial.com or visit LincolnFinancial.com/RetirementInfoCenter for more information on the available fund options.  Of course, you could also wait until after the automatic mapping occurs if you wish to exchange funds or change where your future contributions are invested.

You may request transactions on March 24, 2020 (such as fund transfers, loans, or distribution transactions); however, they will not be processed while the fund change is being made but will process normally once the fund change is complete.  Transactions requested via the web on the effective date of fund change will process normally once the fund change is complete.  Transactions requested through the Lincoln Customer Contact Center will process next day.  Your account will remain fully invested during the change.

2. State Street Target Retirement 2065 Fund:
Effective March 24, 2020, the newest addition to the State Street Target Retirement Fund options – the Target Retirement 2065 Fund - Class W ("2065 Fund") will be added to the Plan.  The 2065 Fund, designed for those participants whose retirement is over 40 years away, invests in a mix of stocks and bonds and will adjust its mix of investments automatically over time to stay appropriate with a participant’s age.

The 2065 Fund will be the Qualified Default Investment Alternative (“QDIA”) for those participants who have not made an affirmative investment election under the Plan and for whom the Fund most closely matches the year such participants attain age 65.

New Fund Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
State Street Target Retirement 2065 Fund Class W (857480339)	0.10%	$1.00	0.10%	1.00	24.98%*	n/a	n/a	1/1//2020
Average annual returns provided are representative of performance as of December 31, 2019.

* All performance shown prior to the 2065 Fund inception is that of the State Street Target Retirement 2060 Fund – Class W. Past performance is no guarantee of future results. All periods longer than one year are annualized.

Note:  If you failed to make an affirmative election of another investment option under the Plan, your contributions and account are defaulted into the State Street Target Retirement Fund that most closely matches the year in which you attain age 65.  This fund is considered your “QDIA”.

Effective March 25, 2020, if your contributions have been defaulted into the State Street Target Retirement 2060 Fund (“2060 Fund”), the account balance in the 2060 Fund will move automatically into the 2065 Fund if the 2065 Fund more appropriately matches the year in which you attain age 65.  Future contributions will also be directed to the 2065 Fund.  If this situation applies to you and you do not want your account balance moved from the 2060 Fund to the 2065 Fund, an investment change can be made by logging in to your account at LincolnFinancial.com.  You can also contact the Lincoln Customer Contact Center at 800-234-3500.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

Qualified Default Investment Alternative (“QDIA”)

As a result of the above described changes to the State Street Target Retirement Fund options, the funds comprising the Plan’s QDIA will also change effective March 24, 2020.

The QDIA, as listed below, is the appropriate time-based fund based on the year you attain age 65.  Each fund contains a combination of fixed income, bond-based and equity-based funds and targets a five-year period that contains the year in which you attain age 65.

Fund Name	Birth Year	Retirement Year	Fees
State Street Target Retirement Income Fund – Class W	1952 and before	2017 and before	0.10%
State Street Target Retirement 2020 Fund – Class W	1953-1957	2018-2022	0.10%
State Street Target Retirement 2025 Fund – Class W	1958-1962	2023-2027	0.10%
State Street Target Retirement 2030 Fund – Class W	1963-1967	2028-2032	0.10%
State Street Target Retirement 2035 Fund – Class W	1968-1972	2033-2037	0.10%
State Street Target Retirement 2040 Fund – Class W	1973-1977	2038-2042	0.10%
State Street Target Retirement 2045 Fund – Class W	1978-1982	2043-2047	0.10%
State Street Target Retirement 2050 Fund – Class W	1983-1987	2048-2052	0.10%
State Street Target Retirement 2055 Fund – Class W	1988-1992	2053-2057	0.10%
State Street Target Retirement 2060 Fund – Class W	1993 -1997	2058-2062	0.10%
State Street Target Retirement 2065 Fund – Class W	1998 and after	2063 and after	0.10%

Note:   This Summary of Material Modifications/Notice of Changes supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) and the Qualified Default Investment Alternative Notice (“QDIA Notice”) you received regarding certain plan and investment-related information.  Please keep this supplemental notice with your annual Fee Disclosure Notice and QDIA Notice.  Copies of the most recent Fee Disclosure Notice and QDIA Notice is available on One(Important Notices/Annual Notices) or you can request a copy by contacting the Lincoln Customer Contact Center at 800-234-3500.

Questions?
If you have any questions about these changes, or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. Eastern Time) or log on to your account at LincolnFinancial.com.  For more information about the Plan, please review the applicable Summary Plan Description.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.
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